news release

Zi Corporation Announces Date for Annual Meeting of Holders of Common Shares

CALGARY, AB, July 9, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, announced today that its Annual Meeting of holders of common shares will be held on Thursday, July 26, at 10:00 a.m. Calgary Time. The meeting will be held at the Metropolitan Conference Centre, Plaza Room, 333 - 4th Ave SW, Calgary, Alberta, and all persons registered as holders of common shares at the close of business on June 25, 2007 are invited to attend.

Shareholders will be asked to elect the board of directors for the ensuing year; to approve a new incentive plan; and to appoint Ernst & Young LLP, Chartered Accountants, as auditor for the ensuing year and to authorize the board of directors to fix the auditor's remuneration.

About Zi Corporation
Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

For more information:

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions